Exhibit 99.1

BW LPG Limited – Financial Results for Q1 2025

Singapore, 20 May 2025

Highlights and Subsequent Events – Q1 2025

•	Robust TCE Performance: The Company reported Time Charter Equivalent (TCE) income for Q1 2025, averaging US$39,800 per available day and US$38,800 per calendar day.

•	Dividend Declared: A cash dividend of US$0.28 per share was declared for Q1 2025, representing 75% of Shipping net profit after tax (NPAT) for the quarter. This underscores the Company’s continued commitment to shareholder returns.

•	Strategic Financing Activities:

•	Successfully completed a US$65 million JOLCO (Japanese Operating Lease with Call Option) financing for one vessel on 28 February 2025.
•	Currently in the final stages of securing approximately US$380 million in bank financing

Both transactions on competitive terms.

•	Vessel Sale Agreement: The Company has agreed to sell BW Chinook and BW Pampero to BW India at a price of approximately US$75 million per vessel. Delivery of the vessels is expected in Q3 2025.

•	Share Buyback Execution: The Company initiated a share buyback program between 8 to 17 April 2025, purchasing 316,437 ordinary shares at an average price of US$8.63 per share, reflecting confidence in the long-term value of the business.

•	Fleet Coverage and Hedging: For the 2025 calendar year, 28% of available days are secured through fixed rate time charter-out contracts at US$45,000 per day, with an additional 2% hedged via Forward Freight Agreements (FFAs) at US$50,600 per day.

Financial Performance

BW LPG Limited (“BW LPG”, the “Company”, NYSE ticker code: “BWLP”, OSE ticker code: “BWLPG.OL”) reported a Q1 2025 Net Profit After Tax (NPAT) of US$67 million, yielding an annualised return on equity of 14%. The Q1 profit attributable to the equity holders of the company was US$46 million, and earnings per share were US$0.30.

The Company reported ample liquidity of $633M.

The net leverage ratio declined slightly, from 32.7% as of 31 December 2024 to 31.2% as of 31 March 2025, primarily driven by an increase in cash balances (excluding restricted cash held with brokers) and decreased lease liabilities.

The Board has declared a cash dividend of US$0.28 per share, representing a 75% payout ratio from Shipping NPAT. The Q1 dividend represents an annualised dividend yield of 10%.

Commercial Performance Shipping

Q1 VLGC freight rates averaged US$39,800 per available day and US$38,800 per calendar day, with 96% fleet utilisation. Time Charter Equivalent (TCE) income was US$158.7 million for the quarter, with our India subsidiary contributing a stable TCE income of US$31.7 million for the quarter.

Over the last months, the chartering team has concluded several time charters with commencement through 2025. For the calendar year 2025, we currently have 28% of fleet exposure covered by fixed rate time charter out at US$45,000 per day, and 2% covered by FFA hedges at US$50,600 per day.

Product Services

Product Services continued to post strong realised gains from delivered cargos of US$33 million for Q1 2025, reflecting effective execution and strong market engagement. On the unrealised open positions, we reported a negative change in mark-to-market valuation of US$36 million on our cargo and paper positions, which resulted in Product Services reporting a gross trading loss position of US$4 million.

After accounting for other expenses which comprise mainly of payroll and administrative costs, Product Services reported a net loss after tax of US$12.5 million for Q1 2025.

Corporate Update

The Company completed a JOLCO financing covering one vessel and released US$65 million on 28 February 2025; while it is also in the process of concluding a US$380 million bank financing, both on very competitive terms.

On 31 March 2025, BW LPG signed a memorandum of agreement with BW India to sell two VLGCs – BW Chinook and BW Pampero – at a price of approximately US$75.0 million per vessel. The delivery of the two vessels is expected in Q3 2025.

On 8 April 2025, the Company launched a share buyback program during 8 to 17 April 2025, repurchasing 316,437 ordinary shares at an average price of US$8.63 per share, reflecting confidence in the long-term value of the business.

Today, BW LPG announces that the Company will cease its investment in the planned LPG onshore import terminal at Jawaharlal Nehru Port Association (JNPA) in Navi Mumbai, India and discontinue its involvement in the terminal’s development. In light of ongoing and heightened market uncertainties influencing the global business landscape, the BW LPG management has decided to narrow its strategic focus to the Company’s core value drivers—shipping and trading. Consequently, the Company will scale back activities within its infrastructure segment to ensure optimal resource allocation and maintain operational agility.

Market Update

For the first quarter of 2025, spot rates developed in line with seasonal patterns common for this time of year. The market saw a relatively moderate impact from cold weather and fog in the US, and the benchmark US – Far East route averaged US$32,000/day for the full quarter. Subsequently, the outbreak of a trade war between China and the US and later a temporary roll-back of most US/China tariffs caused substantial short-term fluctuations in LPG shipping economics as well as VLGC spot rates. Despite this, VLGC earnings have shown resilience, as the market adapts to new trading conditions.

Cargo movements Q1 2025

LPG exports carried on VLGCs out of the US grew nearly 10% during Q1 2025 compared to the same period in 2024. While VLGC loadings were negatively affected by fog and cold weather during the first quarter of 2025, the market impact was not as severe as during the cold snap experienced during Q1 2024. So far in the second quarter, VLGC loadings out of the US gulf have continued at a high pace.

In the Middle East, LPG exports on VLGCs grew a modest 2.8% during Q1 2025 compared to Q1 2024, largely due to the OPEC+ production cuts remaining in effect. Recently however, several OPEC+ members have agreed to increase output and potentially reverse the whole voluntary production cut by November this year. While this could boost LPG exports from the Middle East, it may also weigh on US production if oil prices stay under pressure for an extended period.

Panama Canal

The new Panama Canal locks are currently operating at or near full capacity, while the canal as a whole is well supplied with water. We may see increased number of VLGCs sailing around Cape of Good Hope, if there is more competition for Panama Canal transits or trading patterns change due to import tariffs on LPG.

Fleet Capacity

The VLGC fleet currently stands at 406 ships, with a total orderbook of 109 vessels. Year to date, four new VLGCs have been delivered from shipyards, with another 10 slated for delivery for the remainder of 2025. For new orders, well established shipyards are indicating deliveries no earlier than the end of 2027 or beginning of 2028 for VLGCs. 37 VLGCs - or 9% of the existing fleet is 25 years or older.

Market Outlook

Recently, tariff uncertainty and related short term market disruptions have shaken the VLGC market. At the same time, the underlying fundamentals for the LPG shipping market have remained intact. US production of LPG has continued to grow and export levels remain in line with previous months.

Moreover, LPG shipping remains a supply driven market where excess production is priced to clear in the international market. And while there is still uncertainty surrounding US/China tariffs, we view the prevailing market fundamentals as supportive.

We furthermore anticipate that the additional export capacity coming on stream in the US later this year will facilitate export growth for VLGCs in the mid to high single digits for the years ahead.

Middle East LPG exports are also expected to grow in the mid to high single digits over the coming years, driven by higher gas production from new projects in Saudia Arabia, Qatar and UAE and expected reversal of OPEC+ production cuts.

LPG inventories in China remain at a healthy level and have increased in recent weeks. The average PDH run rate is currently in the low 60% range compared to mid-70% average in Q1 2025. Run rates are likely to increase subject to favourable trading conditions. Four more PDH plants or expansions are scheduled for startup in 2025, followed by a further six in 2026.

69 VLGCs are furthermore expected to dry dock for the balance of 2025, which will absorb capacity from the overall fleet.

The current US – Far East FFA market for CAL2025 is trading at equivalent to approximately US$49,000 per day, reflecting support to the current spot market.

Q1 2025 Earnings Presentation and Interim Financial Report

Please see the attachments for the Q1 2025 Earnings Presentation and Interim Financial Report.

-	BW LPG Q1 2025 Earnings Presentation

-	BW LPG Q1 2025 Interim Financial Report

BW LPG will present its financial results at 08:00hrs EDT/ 14:00hrs CEST/ 20:00hrs SGT today. The presentation will be hosted by Kristian Sørensen (CEO) and Samantha Xu (CFO).

The presentation will be held live via Zoom. Please register at the link below:

https://bit.ly/BWLPGQ12025

A presentation recording will also be available after the event on the Company’s website at:

https://www.investor.bwlpg.com

For further information, please contact:

Kristian Sørensen, CEO
Samantha Xu, CFO
E-mail: investor.relations@bwlpg.com

About BW LPG

BW LPG is the world’s leading owner and operator of LPG vessels, owning and operating a fleet of more than 50 Very Large Gas Carriers (VLGCs) with a total carrying capacity of over 4 million CBM. With five decades of operating experience in LPG shipping, an in-house LPG trading division and investment in LPG downstream distribution, BW LPG offers an integrated, flexible and reliable service to customers along the LPG value chain. Delivering energy for a better world - more information about BW LPG can be found at https://www.bwlpg.com.

BW LPG is associated with BW Group, a leading global maritime company involved in shipping, floating infrastructure, deepwater oil & gas production, and new sustainable technologies. Founded in 1955 by Sir YK Pao, BW controls a fleet of over 450 vessels transporting oil, gas and dry commodities, with its 200 LNG and LPG ships constituting the largest gas fleet in the world. In the renewables space, the group has investments in solar, wind, batteries, and water treatment.

This information is subject to disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.